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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-034052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/2004___ AND ENDING ___06/30/2005___
  MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2033 6th Avenue, Suite 1009___
  (No. and Street)

___Seattle, WA   98121⊎2527___
  (City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___David Eskenazi___ ___(206) 441-1900___
  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Peter Schilz & Co.___
  (Name – *if individual, state last, first, middle name*)

___11808 Northup Way, Suite 240, Bellevue, WA   98005___
  (Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___David Eskenazi___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Allied Asset Management, Inc.___ , as

of ___June 30,___ , 20__05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) ~~Statement of Financial Condition~~. Balance Sheet
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Report of Independent Auditors on Internal Control
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2005

ALLIED ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS

JUNE 30, 2005

TABLE OF CONTENTS

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

We have audited the accompanying balance sheet of Allied Asset Management, Inc. as of June 30, 2005, and the related statements of income (loss) and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Asset Management, Inc. at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Peter Schilz & Co.

July 27, 2005

ALLIED ASSET MANAGEMENT, INC.

BALANCE SHEET

JUNE 30, 2005

ASSETS

Current assets

Cash		$37,078
Marketable securities		5,658
Commissions receivable		43,144
Total current assets		85,880

Property and equipment, at cost

Furniture and fixtures	$3,806	
Less accumulated depreciation	3,806	0
Total assets		$85,880

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Accrued wages and pension		$57,875
Due to affiliate (Note 3)		9,152
Accrued liabilities		2,549
Deferred income taxes (Note 2)		476
Total current liabilities		70,052

Commitments and contingencies (Notes 4 and 8)

Stockholders' equity

Common stock, $1 par value; 50,000 shares authorized; 500 shares issued and outstanding	$500	
Additional paid-in capital	1,000	
Retained earnings	13,046	
Accumulated other comprehensive income on marketable securities	1,282	15,828
Total stockholders' equity		15,828
Total liabilities and stockholders' equity		$85,880

See accompanying notes to financial statements.

- 2 -

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF INCOME (LOSS) AND OTHER COMPREHENSIVE INCOME

YEAR ENDED JUNE 30, 2005

Revenues	
Commissions	$289,609
Interest	152
Total income	289,761
Expenses	
Salary – officer	223,584
Rent and parking	18,498
Professional fees	13,231
Taxes - payroll	8,949
Telephone	5,088
Taxes – business	5,044
Office expense	4,292
Pension – officer	4,000
Licenses	2,612
Postage and delivery	2,599
Advertising	1,977
Benefits – employee	1,331
Dues and subscriptions	789
Insurance – professional liability	760
Bank charges	220
Total expenses	292,974
Net income (loss) before federal income taxes	(3,213)
Provision for federal income taxes	(79)
Net income (loss)	(3,292)
Other comprehensive income	
Unrealized gain on investment in marketable securities, net of taxes	3,292
Total comprehensive income	$0

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balances, June 30, 2004	$500	$1,000	$(2,010)	$16,338	$15,828
Comprehensive income:					
Net income (loss)				(3,292)	(3,292)
Unrealized gain on marketable securities arising during the year			3,292		3,292
Balances, June 30, 2005	$500	$1,000	$1,282	$13,046	$15,828

See accompanying notes to financial statements.

ALLIED ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2005

Increase in cash
Cash flows from operating activities

Net income (loss)	$(3,292)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) in commissions receivable	(14,932)
Increase in accrued wages and pension	16,584
Increase in due to affiliate	9,152
(Decrease) in accrued liabilities	(7,162)
Net increase in cash	350
Cash and cash equivalents, beginning of year	36,728
Cash and cash equivalents, end of year	$37,078

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding Allied Asset Management, Inc. (the Company) financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been applied in the preparation of the financial statements.

Organization and Nature of Business -

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated on February 15, 1984 and operates as an investment brokerage house in Seattle, Washington. The Company does not hold customer funds or securities in its own accounts. All customer funds received are immediately remitted to the appropriate investment or insurance company. The Company has one employee. This employee is responsible for all accounting functions, including writing checks, making bank deposits, and recording daily sales activity.

Marketable securities -

The Company classifies its marketable securities as available for sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings and unrealized holding gains and losses, net of taxes, are reported as a separate component in stockholders' equity.

Commissions receivable -

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The company utilizes the allowance method of accounting for bad debts. In the opinion of management, no allowance for doubtful accounts is required.

Depreciation -

Depreciation has been provided using the straight-line method over the estimated useful lives of 5 to 7 years. The Company uses accelerated methods of depreciation for federal income tax purposes.

Advertising -

Advertising costs are expenses as incurred.

- 6 -

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Pension plan -

The Company has a pension plan which is based on Section 408(k) of the Internal Revenue Code. It is the Company's intent to make discretionary contributions limited to the lesser of 15% of each eligible employee's compensation or $35,000. The Company has elected to make a $4,000 contribution for the year ended June 30, 2005.

Statement of cash flows -

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest expense for the year ended June 30, 2005 was $0.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. INCOME TAXES

The Company accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. On June 30, 2005, the Company had a net operating loss carryforward of $2,617 that may be used to offset future taxable income. Net deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Due to the fact that the Company has shown no history of generating taxable income, the Company established a valuation allowance against its deferred tax assets as of June 30, 2005. The expected tax benefit that would result from applying federal statutory tax rates to the pre-tax income differs from amounts reported in the financial statements because of this valuation allowance.

Current income taxes –

Cash paid for income taxes for the year ended June 30, 2005 was $79. The net operating loss carryforward available is $2,617 expiring in 2015.

2. INCOME TAXES (Cont'd)

Deferred income taxes –

Deferred income taxes of $476 have been provided for the unrealized appreciation of marketable securities as of June 30, 2005.

3. RELATED PARTY TRANSACTIONS

The Company and its affiliate, AAM Insurance, Inc., have common ownership and management and share the same office. Common expenses such as rent, office supplies, and telephone are allocated based on the relative revenues of the combined companies. The Company acts as the common paymaster for the payroll and payroll taxes for the combined companies and then divides the expense using the relative revenues of the combined companies as a guide. Amount due to the affiliate at June 30, 2005 totaled $9,152. All wages are paid to the single owner/employee of the Company.

4. LEASE COMMITMENT

The Company renewed its operating lease for office space effective June 1, 2003. The following is a summary of minimum rental payments under the lease. Annual rents will be adjusted based on the consumer price index.

For the years ending June 30:

2006	$17,342
2007	17,798
2008	16,698
Thereafter	0
	$51,838

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital at June 30, 2005 is $15,828, which is $10,828 over the minimum required of $5,000.

ALLIED ASSET MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

6. COMPUTATION OF NET CAPITAL

Net capital pursuant to Rule 15c3-1 is computed as follows at June 30, 2005:

Stockholders' equity	$15,828
Less: Non allowable assets	
Net fixed assets	0
Net capital before haircuts on securities	15,828
Haircuts on securities; other securities	0
Net capital	15,828
Required net capital	5,000
Excess net capital	$10,828

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$9,152

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$5,000
Excess net capital	$10,828
Ratio: Aggregate indebtedness to net capital	.58 to 1

7. RECONCILIATION TO JUNE 30, 2005 FOCUS REPORT

Net capital per unaudited	
FOCUS report at June 30, 2005	$15,828
Audit adjustments:	
Increase in commissions	12,590
Increase in unrealized gain	1,758
Increase in salary-officer	(9,884)
Increase in pension payable	(4,000)
Increase in deferred taxes	(464)
Net capital as adjusted	$15,828

8. CONTINGENCIES

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

9. STATEMENTS AND SCHEDULES NOT FILED

The following statements and schedules have not been filed for the reasons noted:

Statement of Changes in Liabilities Subordinated to Claims of General Creditors –
- The Company has no liabilities subordinated to claims of general creditors.

Computation of Reserve Requirements pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements under Rule 15c3-3 –
- Not applicable because the Company does not hold customer funds or securities.

SIPC Supplemental Report Information –
- Not required because gross revenues are less than $500,000.

REPORT ON INTERNAL CONTROL

PETER SCHILZ & CO.
CERTIFIED PUBLIC ACCOUNTANTS
Mountain Pacific Building · Suite 240
11808 Northup Way
Bellevue, Washington 98005-1922
Phone (425) 827-1592
Fax (425) 827-0641

REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Allied Asset Management, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Allied Asset Management, Inc. for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures followed by Allied Asset Management, Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

PETER SCHILZ & CO.

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

July 27, 2005